SECTION TWO

SCHEDULE

Policy Number:		D00094/11/01

Date of Proposal:

Name and Address of Assured:		Martin Currie Business Trust (as defined in Rider 1)
Martin Currie Investor Services Inc
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Period of Insurance:	From:	1st December 2011
(Both days inclusive)	To:	30th November 2012
at local standard time
at the address of the Assured

Limit of Indemnity:	USD5,000,000 any one loss and in the aggregate for period

Single Loss Deductible:	USD300,000 each and every loss

Premium:	As stated in the General Policy Schedule

Assured’s Occupation:	Investment Management and Financial and Associated Services

FINANCIAL INSTITUTIONS BOND

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Schedule, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

Fidelity

(A)                            Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

a)                            to cause the Insured to sustain such loss; and

b)                           to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

On Premises

(B)                                1)                   Loss of Property resulting directly from

a)                            robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

b)                           theft, false pretences, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

2)                   Loss of or damage to

a)                            furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

b)                           such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that

i)                      the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

ii)                   the loss is not caused by fire.

In Transit

(C)                              Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

a)          a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

b)         a Transportation Company and being transported in an armoured motor vehicle, or

c)          a Transportation Company and being transported in a conveyance other than an armoured motor vehicle provided that covered Property transported in such manner is limited to the following:

i)                               records, whether recorded in writing or electronically, and

ii)                            Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

iii)                         Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

Forgery or Alteration

(D)                     Loss resulting directly from

1)          Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,

2)          transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorising or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a hand-written signature.

Securities

(E)                       Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

1)          acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

a)                            Certificated Security,

b)                           deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

c)                            Evidence of Debt,

d)                           Instruction to a Federal Reserve Bank of the United States, or

e)                            Statement of Uncertificated Security of any Federal Reserve Bank of the United states which

i)                                bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

ii)                             is altered, or

iii)                          is lost or stolen;

2)          guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in a) through c) above;

3)          acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in a) and b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a hand-written signature.

Counterfeit Currency

(F)                       Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

Nominees

A                                      Loss sustained by any nominee organised by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

Additional Offices or Employees – Consolidation, Merger or Purchase of Assets – Notice

B.                           If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

a)          has occurred or will occur in offices or premises, or

b)         has been caused or will be caused by an employee or employees of such institution, or

c)          has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

i)                               give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

ii)                            obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

iii)                         upon obtaining such consent, pay to the Underwriter an additional premium.

Change of Control – Notice

C.                         When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

Representation of Insured

D.                        The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

Joint Insured

E.                          If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

Notice of Legal Proceedings Against Insured – Election to Defend

F.                          The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defence of such legal proceeding, in whole or in part. The defence by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defence.

If the Underwriter elects to defend the Insured, in whole or in part, any judgement against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defence of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgement against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections b) and d) of Section 5 of this bond apply upon the entry of such judgement or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgement is entered against it or after the Insured settles such legal proceeding, and, subject to subsection e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgement or settlement.

CONDITIONS AND LIMITATIONS

Definitions

Section 1. As used in this bond:

a)                            Acceptance means a draft which the drawee has, by signature written thereon, engaged to honour as presented.

b)                           Certificate of Deposit means an acknowledgement in writing by a financial institution of receipt of Money with an engagement to repay it.

c)                            Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which is:

1)          represented by an instrument issued in bearer or registered form;

2)          of a type commonly dealt in on securities exchanges or markets or commonly recognised in any area in which it is issued or dealt in as a medium for investment; and

3)          either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

d)                           Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

e)                            Employee means

1)                            a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

2)                            an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

3)                            a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

4)                            an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

5)                            each natural person, partnership or corporation authorised by the Insured to perform services as data processor of cheques or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor) and

6)                            a Partner of the Insured, unless not covered as stated in the Schedule.

f)                              Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

g)                           Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

1)          as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

a)                            the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

b)                           the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

2)                             as respects limited partners the value of such limited partner(s)’ investment in the Insured.

h)                           Forgery means the signing of the name of another person or organisation with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

i)                               Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

j)                               Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

k)                            Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honour drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

l)                               Money means a medium of exchange in current use authorised or adopted by a domestic or foreign government as a part of its currency.

m)                         Negotiable Instrument means any writing

1)          signed by the maker or drawer; and

2)          containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

3)          is payable on demand or at a definite time; and

4)          is payable to order or bearer

n)                           Partner means a natural person who

1)          is a general partner of the Insured, or

2)          is a limited partner and an Employee (as defined in Section 1e)(1) of the bond) of the Insured.

o)                           Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewellery, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

p)                           Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

1)          a description of the Issue of which the Uncertificated Security is a part;

2)          the number of shares or units:

a)                            transferred to the registered owner;

b)                           pledged by the registered owner to the registered pledgee;

c)                            released from pledge by the registered pledgee;

d)                           registered in the name of the registered owner on the date of the statement; or

e)                            subject to pledge on the date of the statement;

3)          the name and address of the registered owner and registered pledgee;

4)          a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

5)          the date:

a)                            the transfer of the shares or units to the new registered owner of the shares or units was registered;

b)                           the pledge of the registered pledgee was registered, or

c)                            of the statement, if it is a periodic or annual statement.

q)                           Transportation Company means any organisation which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

r)                              Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

1)          not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2)          of a type commonly dealt in on securities exchanges or markets; and

3)          either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

s)                            Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a customer of the Insured authorising the Insured to debit the customer’s account in the amount of funds stated therein.

Exclusions

Section 2. This bond does not cover:

a)                            loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

b)                           loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

c)                            loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

d)                           loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

e)                            loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretences; except when covered under Insuring Agreements (A), (D) or (E);

f)                              loss resulting from any violation by the Insured or by any Employee

1)          of law regulating

i)                               the issuance, purchase or sale of securities,

ii)                            securities transactions upon security exchanges or over the counter market,

iii)                         investment companies, or

iv)                        investment advisers, or

2)          of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

g)                           loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)1)a);

h)                           loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

i)                               loss resulting directly or indirectly from transactions in a customer’s account, whether authorised or unauthorised, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

j)                               damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

k)                            loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

1)          in obtaining credit or funds, or

2)          in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash cheques, drafts or similar written instruments or make credit card loans, or

3)          in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

l)                               loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash cheques, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

m)                         loss through the surrender of Property away from an office of the Insured as a result of a threat

1)          to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

2)          to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

n)                           loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

o)                           loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

p)                           loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

q)                           loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)2);

r)                              loss of Property while

1)                             in the mail, or

2)                             in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

s)                            potential income, including but not limited to interest and dividends, not realised by the Insured or by any customer of the Insured;

t)                              damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

u)                           all fees, costs and expenses incurred by the Insured

1)          in establishing the existence of or amount of loss covered under this bond, or

2)                             as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

v)                           indirect or consequential loss of any nature;

w)                         loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

x)                             loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

y)                           loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

z)                             loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

aa)                      loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorised or unauthorised.

Discovery

Section 3

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

Limit of Indemnity

Section 4

Aggregate Limit of Indemnity

The Underwriter’s total liability for all losses discovered during the Bond Period shown in the Schedule shall not exceed the Aggregate Limit of Indemnity shown in the Schedule. The Aggregate Limit of Indemnity shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Indemnity by such payments:

a)                            The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

b)                           The Underwriter shall have no obligation under General Agreement (F) to continue the defence of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Indemnity has been exhausted, the Insured shall assume all responsibility for its defence at its own cost.

The Aggregate Limit of Indemnity shall not be increased or reinstated by any recovery made and applied in accordance with subsections a), b) and c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Indemnity.

Notice/Proof –– Legal Proceedings Against Underwriter

Section 5

a)                            At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

b)                           Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

c)                            Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

d)                           Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

e)                            If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

f)                              This bond affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

Valuation

Section 6

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured in the Money of the Country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labour for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolve by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

Assignment –– Subrogation –– Recovery –– Co-operation

Section 7

a)                            In the event of payment under this bond, the Insured shall deliver if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

b)                           In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

c)                            Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Indemnity, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

d)                           Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

1)                             submit to examination by the Underwriter and subscribe to the same under oath; and

2)                             produce for the Underwriter’s examination all pertinent records; and

3)                             co-operate with the Underwriter in all matters pertaining to the loss

e)                            The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

Limit of Indemnity under this Bond and Prior Insurance

Section 8

With respect to any loss set forth in subsection c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, cancelled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

Other Insurance or Indemnity

Section 9

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

Ownership

Section 10

This bond shall apply to loss of Property

1)                            owned by the Insured,

2)                            held by the Insured in any capacity, or

3)                            for which the Insured is legally liable.

This bond shall be for the sole use and benefit of the Insured named in the Schedule.

Deductible Amount

Section 11

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Indemnity and the applicable Single Loss Limit of Indemnity.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

Termination or Cancellation

Section 12

This bond terminates as an entirety upon occurrence of any of the following:

a)                   60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or

b)                  immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or

c)                   immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or

d)                  immediately upon the taking over of the Insured by another institution, or

e)                   immediately upon exhaustion of the Aggregate Limit of Indemnity, or

f)                     immediately upon expiration of the Bond Period as set forth in the Schedule.

This bond terminates as to any Employee or any partner, officer of employee of any Processor

a)                   as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or

b)                  15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

ENDORSEMENTS

APPLICABLE TO SECTION 2 ONLY

Endorsement One

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

FIDELITY INSURING AGREEMENT AMENDMENT

It is understood and agreed with effect from Inception that Insuring Clause A is deleted and replaced with the following:-

Employee Dishonesty

By reason of and solely and directly caused by dishonest or fraudulent acts of any Employee, wherever committed and whether committed alone or in collusion with others, which acts have been committed by said Employee with the intention to cause the Assured to sustain such loss and to obtain an improper personal financial gain to said Employee.

Special Conditions

1.                    Notwithstanding the foregoing, it is agreed that concerning Loans or Trading this Insuring Clause covers only such direct financial loss that results from the dishonest or fraudulent acts committed by an Employee whereby an improper personal financial gain is obtained by such Employee.

2.                    Salary, fees, commissions, bonuses, salary increases, promotions, profit sharing and other emoluments or benefits including business entertainment do not constitute improper personal financial gain.

THE ABOVE ENDORSEMENT IS SUBJECT OTHERWISE TO THE TERMS,

CONDITIONS, LIMITATIONS AND EXCLUSIONS OF THE POLICY

Endorsement Two

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

Automatic Reinstatement Clause

Underwriters hereon note and agree that with effect from inception, the exhaustion of or the amount of the reduction in the Sum Insured on account of any Claim or Claims paid or payable hereunder shall be automatically reinstated but such reinstatement sum(s) shall only apply:

(a)               in excess of the total Sum Insured available under this and any insurance coverage in excess of this Policy;

(b)              in respect of any subsequent Claim or Claims which are totally unrelated to the Claim or Claims by which the original Sum Insured was reduced.

The amount available in respect of any one Claim or series of Claims arising from one cause shall not exceed the Sum Insured neither shall the maximum amount payable hereunder in respect of any one Period of Insurance exceed twice the original Sum Insured.

For the avoidance of doubt, the expressions Sum Insured, Period of Insurance and Claim shall bear the meanings assigned to them in this Policy.

RIDERS

APPLICABLE TO SECTION 2 ONLY

RIDER NO. 1

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.                    From and after the time this rider becomes effective the Insured under the attached bond are:

Martin Currie Business Trust, et al. consisting of the following funds:

Martin Currie Business Trust All Countries World Ex US Fund

Martin Currie Business Trust Opportunistic EAFE Fund

Martin Currie Business Trust Global Emerging Markets Fund

Martin Currie Business Trust Global Equity Fund

Martin Currie Business Trust Japan Mid Cap Fund (formerly the Martin Currie Business Trust Japan Small Companies Fund)

Martin Currie Business Trust Pan European Select Fund (formerly Martin Currie Business Trust Pan European Mid Cap Fund)

Martin Currie Business Trust Greater China Fund

Martin Currie Investor Services Inc.

2.                    The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.                    Knowledge possessed or discovery made by the Corporate Risk Manager thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.                    If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.                    The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.                    If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7.                    The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

RIDER NO. 2

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

EFFECTIVE TIME RIDER

The time of inception and the time of expiration, termination or cancellation of this policy or bond and of any schedule, endorsement or rider attached or to be attached shall be 12.01 am standard time.

To the extent that coverage in this policy or bond replaces coverage in other policies or bonds terminating at noon standard time on the inception date of this policy or bond, coverage under this policy or bond shall not become effective until such other coverage has terminated.

RIDER NO. 3

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that:

1.                    The Underwriter shall not be liable under any of the Insuring Agreements of the attached bond on account of loss as specified, respectively, in subdivisions (a), (b), (c) and (d) of the provided clause of Section 7 of the attached bond, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured (other than from any bond or policy of insurance issued by a surety or insurance company and covering such loss) or by the Underwriter on account thereof before the payment by the Underwriter of such loss, shall exceed the sum of Three Hundred Thousand Dollars ($300,000) (herein called Deductible Amount), and then for such excess only, but in no event for more than the Limit of Indemnity stated in the Schedule of the attached bond or amendment thereof or the amount of the applicable coverage of such bond if said amount be smaller.

2.                    The Insured shall, in the time and in the manner prescribed in the attached bond, give the Underwriter notice of any loss of the kind covered by the terms of the attached bond, whether or not the Underwriter is liable therefore, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

3.                    There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

RIDER NO. 4

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that:

1.                                       The attached bond is amended by inserting as part (h) in the Definitions Section, the following:

(h)         “Forgery” (or “Forged”) means the signing of the name of another with intent to deceive; it does not include the signing of ones own name with or without authority, in any capacity, for any purpose.

2.                                       The words “Forgery” and “Forged” shall be deemed to appear with an initial capital throughout this bond and attached riders.

RIDER NO. 5

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st January 2011

It is agreed that:

1.                                       The Underwriter shall not be liable under the attached bond for loss resulting directly or indirectly from the use of credit, debit, charge, access, convenience, identification, cash management or other cards

(a)          in obtaining credit; or

(b)         in gaining access to automated mechanical devices which, on behalf of the Insured, disburse money, accept deposits, cash cheques, drafts or similar written instruments or make credit card loans; or

(c)          in gaining access to point of sales terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when such loss is covered under Insuring Agreement (A).

RIDER NO. 6

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that:

1.                                       Anything in the attached bond to the contrary notwithstanding, the attached bond shall be deemed terminated or cancelled as an entirety thirty days after the receipt by the Insured of a written notice from the Underwriter of its desire to terminate or cancel such bond.

RIDER NO. 7

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that:

1.                                       The attached bond is hereby amended by deleting part 2) of sub-section (f) of Section 2 and by substituting in lieu thereof the following:

“2)        of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such statutes, rules or regulations.”

RIDER NO. 8

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that

1.                                       The final paragraph in the definition of Employee is deleted and replaced by the following:

Each natural person, partnership or corporation authorised by written agreement with the Insured to perform services as data processor of cheques or other accounting records of the Insured (not including preparation or modification of computer software or Programs), herein called Processor, shall, while performing such services, be deemed to be an Employee as defined in the preceding paragraph. Each such Processor and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond; excepting, however, the second paragraph of Section 12.

RIDER NO. 9

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that

1.                                       The Underwriter shall not be liable under the attached bond on account of loss through the surrender of Property away from an office of the Insured as a result of a threat:

(a)          to do bodily harm to a director, trustee, Employee or partner of the Insured or to the proprietor (if the Insured be a sole proprietorship) or to any other person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

(b)         to do damage to premises or property

except when covered under Insuring Agreement/Clause (A).

RIDER NO. 10

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that:

1.                                       The attached bond is hereby amended by deleting Section 12, “Termination or Cancellation” and substituting in lieu thereof the following:

“RIGHTS AFTER TERMINATION OR CANCELLATION”

Section 12. At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay the additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately:

(a)          on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)         upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.”

2.                                       The attached bond is further amended by inserting the following as the final paragraph of Section 3:

“Discovery occurs when the Insured becomes aware of facts which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known. Notice to the Insured of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which, if true, would create a loss under this bond constitutes such discovery.”

RIDER NO. 11

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that:

1.                                       The Underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorised or unauthorised.

RIDER NO. 12

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that:

1.                                       Dishonest or fraudulent acts as covered under Insuring Agreement A (Fidelity) are deemed to include acts of “Larceny” and “Embezzlement”.

“Larceny” and “Embezzlement” as it applies to any named insured means larceny and embezzlement as set forth in Section 37 of the Investment Company Act of 1940.

RIDER NO. 13

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that:

1.                                       The attached bond shall not be cancelled or modified except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all Registered Management Investment Companies named as Insureds and to the Securities and Exchange Commission,

Washington D.C., not less than thirty days prior to the effective date of such cancellation or modification.

2.                                       The Underwriter shall furnish each Registered Management Investment Company named as an Insured with (a) a copy of the bond and any amendment thereto, promptly after the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other Named Insured promptly after receipt thereof and (c) notification of the terms of the settlement of each such claim prior to the execution of the settlement.

RIDER NO. 14

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that:

1.                                       The total liability of the Underwriter under Insuring Agreement (A) of the attached bond, with respect to losses resulting from trading, whether in the name of the Insured or otherwise, is limited to the sum of One Million Seven Hundred Twenty Five Thousand Dollars ($1,725,000), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Indemnity stated in the Schedule of the attached bond or amendment thereof.

RIDER NO. 15

Policy Number: D00094/11/01

Insured: Martin Currie (Holdings) Limited

Effective Date: 1st December 2011

It is agreed that:

1.                                       “Employee” as defined in Section 1(e) of the Conditions and Limitations is amended to include:

(a)          each director or trustee of the Insured, the investment adviser, underwriter (distributor), transfer agent, or shareholder accounting record-keeper, or administrator authorised by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or Employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured; provided, that only the directors and trustees of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee, and

(b)         each officer, partner or Employee of

(1)          Martin Currie Inc., while acting as manager of the Funds and additionally all of the Funds as scheduled in the Private Placement Memorandum of the Named Insured

(2)          an investment adviser,

(3)          an underwriter (distributor),

(4)          a transfer agent or shareholder accounting record-keeper, or

(5)          an administrator authorised by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company; provided, that only officers, Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

1.                                       Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

2.                                       The attached bond is amended by inserting in the Definitions Section, the following:

“Investment Company” means an investment company registered under the Investment Company Act of 1940.

THE ABOVE RIDERS ARE SUBJECT OTHERWISE TO THE TERMS, CONDITIONS,

LIMITATIONS AND EXCLUSIONS OF THE POLICY

ENDORSEMENTS

APPLICABLE TO ALL SECTIONS

Endorsement One

Policy Number:D00094/11/01

Insured: Martin Currie (Holdings) limited

Effective Date: 1st December 2011

Special Cancellation Clause

In the event that an insurer:

a)                                      ceases underwriting or formally announces its intention to do so; or

b)                                     is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c)                                      has its authority to carry on insurance business withdrawn or modified; or

d)                                     no longer meets the insured’s requirement as the result of a downgrade in rating to lower than A- by Standard & Poor’s or to a rating considered by the insured to be equivalent to such rating by any other recognised rating agency, then the insured may cancel that insurer’s participation on this risk forthwith by giving notice and the premium earned by and payable to the insurer shall be pro rata to the time on risk.

In the event that:

(i)                                     such insurer had made any payment arising out of a claim or loss under this policy; or

(ii)                                  the lead insurer of this policy had raised a reserve in excess of 75% of the applicable self insured retention or deductible in connection with a potential claim or loss under this policy.

prior to the occurrence of a, b, c or d above, then any refund of premium shall be an amount which such insurer determines to be reasonable in view of the amount of any payment referred to in i) above and/or the amount of any reserve referred to in ii) above.

For the avoidance of doubt, reference to “this policy” in this clause does not include any underlying policy covering the same subject matter and risk.

In the event that any insurer’s participation hereon is cancelled as the result of a, b, c or d above, the remaining insurers hereon agree, if required, to sign up to written lines.

Endorsement Two

Policy Number:D00094/11/01

Insured: Martin Currie (Holdings) limited

Effective Date: 1st December 2011

PREMIUM PAYMENT CLAUSE

Notwithstanding any provisions to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)insured undertakes that premium will be paid in full to (Re)insurers within 60 days of inception of this contract (or, in respect of instalment premiums, when due).

If the premium due under this contract has not been so paid to (Re)insurers by the 60th day from the inception of this contract (and, in respect of instalment premiums, by the date they are due) (Re)insurers shall have the right to cancel this contract by notifying the (Re)insured via the broker in writing. In the event of cancellation, premium is due to (Re)insurers on a pro rata basis for the period that (Re)insurers are on risk but the full contract premium shall be payable to (Re)insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)insurers shall give not less than 15 days prior notice of cancellation to the (Re)insured via the broker. If premium due is paid in full to (Re)insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08

LSW3001

ACTION BY WRITTEN CONSENT OF THE

TRUSTEES OF MARTIN CURRIE BUSINESS TRUST

November 30, 2011

The undersigned, being all of the Trustees of Martin Currie Business Trust (the “Trust”), hereby consent to and adopt the following votes as and for the action of the Trustees of the Trust:

VOTED:                 That, after considering all relevant factors, the joining of the Trust with Martin Currie (Holdings) Limited and certain of its subsidiary companies (the “Martin Currie Group”) in the Joint Insurance Policy covering the period from December 1, 2011 to November 30, 2012, in the amount of £30,000,000 plus one automatic reinstatement, for a net premium of £788,239.33, the Trust’s share of such premium to be the equivalent of approximately £18,223.75, be and it hereby is confirmed, ratified and approved, said premium to be allocated among the Funds on the basis of their relative net assets.

VOTED:                 That the Trust’s participation in the Joint Insurance Policy is hereby determined to be in the best interests of the Trust.

VOTED:                 That the premium for the Joint Insurance Policy to be allocated to the Trust is hereby determined to be fair and reasonable to the Trust based on the Trust’s proportionate share of the sum of the premiums that would have been paid if such insurance coverage had been purchased separately by the Trust and the Martin Currie Group.

VOTED:                 That, after considering all relevant factors, including, but not limited to, (i) the number of other parties named as insureds, (ii) the nature of their business activities, (iii) the amount of coverage under the joint fidelity bond (the “Joint Fidelity Bond”) and (iv) the amount of the premium for the Joint Fidelity Bond (the “Bond Premium”), the ratable allocation of the Bond Premium among all parties named as insureds and the extent to which the share of the Bond Premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond, the joining of the Trust with Martin Currie Investor Services, Inc. in the Joint Fidelity Bond covering the period from December 1, 2011 to November 30, 2012, in the amount of $5,000,000 plus one automatic reinstatement, for a net premium of £55,000, the Trust’s share of such premium to be the equivalent of approximately £33,000 be and it hereby is confirmed, ratified and approved, said premium to be allocated among the Funds on the basis of their relative net assets.

VOTED:                 That the Agreement Among Joint Insureds, in substantially the form provided to the Trustees in connection with the above votes, and subject to such changes as Trust counsel may recommend, be, and it hereby is, confirmed, ratified and approved.

1

VOTED:                 That the officers of the Trust be, and each hereby is, authorized to negotiate and enter into, on behalf of the Trust, joint insurance arrangements with the Martin Currie Group with respect to its Joint Insurance Policy and the Joint Fidelity Bond to be included as a rider to the Joint Insurance Policy, on such terms as such officer deems appropriate, subject to the subsequent review and ratification by the Board of Trustees.

VOTED:                 That the officers of the Trust are authorized from time to time, in the name and on behalf of the Trust, under its seal, if desired, to execute, acknowledge, deliver and file any of the agreements, instruments, certificates and documents referred to in the preceding votes, with such changes as the officer so acting may deem necessary or desirable, and to take or cause to be taken all other actions, in connection with the transactions referred to in, or contemplated by, the preceding votes, as may be shown by the officer’s execution or performance to be in the officer’s judgment necessary or desirable, the taking of such action by an officer of the Trust to be conclusive evidence that the same is authorized by the directors of the Trust.

2

IN WITNESS WHEREOF, the undersigned have executed this Consent as of the date first written above.  This Consent may be executed in multiple counterparts, shall be filed with the minutes of the meetings of Trustees and shall for all purposes be treated as action taken at a meeting.

/s/ Simon D. Eccles
Simon D. Eccles

/s/ Jamie Skinner
Jamie Skinner

/s/ Patrick R. Wilmerding
Patrick R. Wilmerding

3

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT is made as of December 1, 2011, by and between Martin Currie Business Trust (the “Trust”), on behalf of its constituent series (each, a “Fund”) and Martin Currie Investor Services, Inc. (“MCIS”) (each, an “Insured”).

WHEREAS, the Trust is a management investment company registered under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, MCIS is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc., and is an affiliated person, as defined in Section 2(a)(3) of the Act, of Martin Currie, Inc., the investment adviser to each Fund;

WHEREAS, each Insured is to be named as an insured under a joint insured fidelity bond (the “Bond”) issued by various insurers at Lloyd’s of London and various other insurance companies (the “Insurer”); and

WHEREAS, each Insured desires to establish the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1.             In the event that the claims of loss of the Insured are so related that the Insurer is entitled to assert that the claims must be aggregated, each such Insured shall receive an equitable and proportionate share of the recovery, but MCIS will not recover any amount in excess of $25,000, which amount of recovery is required by NASD Rule 3020 of the Financial Industry Regulatory Authority, Inc., until each Fund has received an amount at least equal to the amount that such Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the Act.

2.             The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

3.             A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of the Trust or any Fund individually but are binding only upon the respective assets and property of the Trust and each Fund.

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IN WITNESS WHEREOF, the parties have caused these presents to be executed by their officers hereunto duly authorized, all as of the day and year first written above.

MARTIN CURRIE BUSINESS TRUST

By:	/s/ Ralph Campbell
Name:	Ralph Campbell
Title:	Vice President

MARTIN CURRIE INVESTOR SERVICES, INC.

By:	/s/ J.M. Sandison
Name:	J.M. Sandison
Title:	President

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